  As filed with the Securities and Exchange Commission on December 13, 1999.

                              File No. ____________



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
              OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         JAGGED EDGE MOUNTAIN GEAR, INC.
                 (Name of Small Business Issuer in its Charter)


             COLORADO                                      84-144-8778
(State or other jurisdiction of                   (IRS Employer Identification
Incorporation or Organization)                    Number)


   52 PILOT KNOB LANE, TELLURIDE, CO                               81435
(Address of Principal Executive Offices)                        (Zip Code)


                                 (970) 728-0175
                           (Issuer's Telephone Number)


           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:
                                     (None)

           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:
                          COMMON STOCK, $.001 PAR VALUE
                                (Title of Class)

                         JAGGED EDGE MOUNTAIN GEAR, INC.

             FORM 10SB - GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                                TABLE OF CONTENTS

Forward Looking Statements

                                     PART I

Item 1.  Description of Business

Item 2.  Management's Discussion and Analysis or Plan of Operation

Item 3.  Description of Property

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Item 5.  Directors, Executive Officers, Promoters and Control Persons

Item 6.  Executive Compensation

Item 7.  Certain Relationships and Related Transactions

Item 8.  Description of Securities


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Item 2.  Legal Proceedings

Item 3.  Changes in and Disagreements with Accountants

Item 4.  Recent Sales of Unregistered Securities

Item 5.  Indemnification of Directors and Officers


                                    PART F/S

Financial Statements


                                    PART III

Item 1.  Index to Exhibits

Item 2.  Description of Exhibits

Signatures

                           FORWARD LOOKING STATEMENTS

All statements contained in this Form 10SB that are not statements of historical facts are forward looking statements that are entitled to the protection of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are estimates reflecting the best judgement of the Company based on current information and involve a number of risks and uncertainties. Although Jagged Edge Mountain Gear, Inc. believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be met. Factors that could cause actual results to differ from expectations include: the stability of the US and/or Japanese economies; the stability of the economies in the countries that produce the Company's goods (mainly China); winter snowfall in the ski resorts where the Company's retail stores are located; the Company's continued ability to attract sufficient financing for future growth; and the Company's ability to maintain sufficient margins to become profitable. Forward-looking statements contained in this Form 10SB should be considered in light of those factors.

                                     PART I

Item 1.  Description of Business

Business
Jagged Edge Mountain Gear, Inc. ("Jagged Edge" or "Company") designs, produces and sells technical outdoor clothing and accessories, using high-performance fabrics, for outdoor sports activities under the name Jagged Edge Mountain Gear. The Company owns and operates five retail stores under the name Jagged Edge Mountain Gear, a retail web site, a catalog mail-order division and a wholesale division. The retail stores are all located in Colorado resort towns. The web site and catalog cover a national market. Wholesale sales are both domestic and international. The Company was originally formed as a Utah LLC and was converted to a Colorado corporation in 1997.

The Company's primary means of distribution of its products are:
         -Retail, through its own stores
         -Wholesale, through its wholesale division, supplying retail and wholesale accounts in both the US and overseas, primarily Japan. -Catalog mail-order sales
         -E-commerce, through the Company's own website and through affiliations with major web portals such as Amazon.com

The Company introduces a line consisting of new and revised products every six months. Each season, there are at least 45 products in the current line. The lines are offered at national trade shows and through independent sales representatives.

Competition
The Company's industry is intensely competitive, with many other manufactures of technical outdoor clothing competing in the national and international marketplace. Moreover, there are now other non-technical clothing companies entering the outerwear market. Jagged Edge's competitors include Patagonia, The North Face, Marmot, Moonstone, Sierra Designs and other technical outerwear manufactures. The Company is still a relatively small player in the industry, but has already built strong brand recognition. The Company is recognized as a highly creative producer of innovative and functional products. Through continued wholesale distribution, direct mail, Jagged Edge Mountain Gear retail stores and the web site, Jagged Edge expects that it will continue to expand its market share.

Sources of Raw Materials
The Company has well-established relationships with several major suppliers of materials in the market. Some of these suppliers are: Malden Mills (Fleece Fabrics), Dyersburg Fabrics (Fleece), Burlington Mills (Technical Fabrics), YKK (zippers) and several others to a lesser degree. To diversify dependence on the two primary fleece suppliers, orders have been historically divided between Dyersburg and Malden Mills. Also by creating garments in unrelated fabric technologies, dependence on these major suppliers reduces Jagged Edge's exposure and risk.

Orders for fabric and, to a lesser extent for completed garments, are typically placed before the beginning of the season and only limited re-ordering is possible once the season has started. Historically, the Company has had a good record of forecasting seasonal sales and, with the exception of the most recent fiscal year, inventories on hand at the end of the fiscal year were at acceptable levels.

The Company is not dependent on any one major customer. No customer accounts for more than 5% of sales. However, seasonal factors do determine the Company's fortunes to a great extent. In particular, since Jagged Edge sells its technical mountain gear to skiers in the five resort towns in which it runs retail stores, as well as through other retailers located in winter resorts, each year's snowfall has a significant effect on customer traffic and sales. On the positive side, much of the mountain gear sold by Jagged Edge is purchased by sports enthusiasts in other geographic areas and in the summer, mountain climbing months.

Trademarks
The Company has one trademark registered with the United States Patent and Trademark Office: Jagged Edge Mountain Gear. Royalties are paid to Renee Merlo for the use of the name Jagged Edge. Royalties amount to $500 per quarter up to $2 million in sales and $1,000 per quarter above that level, applying strictly to sales of Jagged Edge branded merchandise.

The Company owns the domain name for its web site jagged-edge.com and has recently purchased the domain name jaggededge.com.

Government Regulations: Sales Tax, Import and Export Restrictions
1. Sales tax
Sales tax is calculated and paid on a monthly basis in Colorado.
2. Import and Export restrictions
Jagged Edge currently utilizes the services of a customs broker (Newport Express) and the international department of First Security Bank of Utah to comply with import and export regulations.

Research and development expenses for the past two years were nominal.

Employees
Jagged Edge Mountain Gear employs 38 people, of which 17 are full time employees.


Item 2.  Management's Discussion and Analysis or Plan of Operation

General
During fiscal year 1999, Jagged Edge experienced a reduction in gross margins across the whole spectrum of its products, caused by pricing pressures in the industry. The two primary reasons were a softening of Asian economies, where numerous outdoor apparel items are made, and the operating problems at one of the industry leaders. Industry wide price cutting and the Company's own aggressive discounting led to a decline in Jagged Edge's gross margins from 53.6% in fiscal 1998 to 36.3% in fiscal 1999. This trend is being reversed in the second half of 1999 and the Company expects its gross margins to return to normal levels soon.

1999 sales were ahead of 1998 by 69%, largely as a result of a larger number of stores and greater demand for the Company's products. Jagged Edge offers a line of mountaineering garments that are also used by skiers. As with any outdoor products business, the weather is an important determinant of sales levels during the peak seasons. As a result, the Company's sales are concentrated in the winter months, when ski resorts are in full operation, and the summer months, when mountain climbing is at its seasonal peak.

Due to its undercapitalization and the need to place all orders with manufacturers prior to the season, the Company has to control and allocate its inventory selectively. In fiscal year 2000, the greater number of catalogs sent out and the growing success of the Company's wholesale division will exacerbate the resource problem. On the positive side, the Company has instituted across-the-board price increases and eliminated much of the discounting that took place both at the retail and wholesale level in fiscal year 1999 and is able to get better prices for merchandise that, in prior years, would have been discounted. International sales, which are growing, are made at list price. This area is a primary strategic focus for the current year.

Another noteworthy development during fiscal 1999 was the expansion of the Company's management team, as Jagged Edge transitions from a small, specialized business to one of the most recognized brands in the technical outdoor garment industry, known for innovation and functionality. Areas of management where significant additions were made during calendar 1999 are Design, Finance, Operations, Marketing and Domestic Wholesale Sales.

In 1998, Small Business 2000 produced a documentary video for PBS describing the Company's success. As a result, IBM, one of the sponsors of the Small Business 2000, entered into a relationship with the Company whereby IBM permits Jagged Edge to upgrade its computer and network capabilities to better track its sales, inventory and financial results. The Company and IBM have also begun discussing the possibility of engaging in joint marketing activities.

Results of Operations
At the beginning of fiscal 1999, Jagged Edge opened two new stores, for a total of five Jagged Edge retail stores currently in operation. During fiscal 1999, the following stores were opened:

               Store                Date Opened               Square Feet
         Breckenridge, CO           July 1998                   1,100
         Crested Butte, CO          August 1998                 1,400


Given the healthy revenue growth year-to-year, 1999 sales in all the stores have been satisfactory, with the exception of the Ouray store. The latter, as a result of a decision taken in November 1999, is temporarily closed at the time that this filing is submitted. Though this store has not been a significant drain on the Company's resources, the potential value of its inventory to the other stores and its short sales season - 4 summer months - made it imperative to close the store for now.

As a result of the management hires described above, SG&A expenses rose by 41% from fiscal 1998 to 1999. These expense levels will rise slightly in fiscal 2000 as well, however the Company anticipates significantly higher sales, not only at the retail level, but also in catalog sales, wholesale and e-commerce. The management additions were an important investment in the Company's future success.

The Company's advertising expenditures were approximately $19,757, or.9% of sales. The Company expects to increase its advertising and marketing budget each year for the foreseeable future.

The Company's reported operating loss of $488,162 is expected to be the trough in its operating performance. The loss was a result of aggressive expansion in fiscal 1999, concurrent with the significant decline in gross margins explained above.

Liquidity and Capital Resources
The Company's balance sheet at the end of fiscal 1999 showed a low cash balance, seasonally low accounts receivable and a higher inventory level than management would have desired. The inventory build-up was addressed after the end of fiscal 1999 and the Company was going into the peak winter season 1999-2000 with normal inventory levels and very little obsolete inventory.

In addition to the above items, the Accounts Receivable - Settlement outstanding at the end of fiscal 1999 was also collected in fiscal 2000. It was the result of a settlement with a defendant whose actions damaged the Company, in the opinion of the Courts. This settlement also entailed the return of 640,000 common shares to the Company. As a result of this settlement, the number of shares issued and outstanding as of November 1999 is 12,666,638.

Strategic Plan
The Company intends to capitalize on its strengths in fiscal 2000: a strong brand identity, a reputation for creative use of fabrics and other features in its garments, and a reputation for technical superiority. As the market leaders have to sell "down-market" (into Wal-Marts, for example) to survive, Jagged Edge is attracting new customers to its high-quality technical line of products. The winter 2000 catalog had a print run of 200,000, a 100% increase over 1999. The Company feels that the quality of its catalog and mailing lists are higher than in previous years and that catalog sales will increase significantly compared to 1999. There now appears to be sufficient inventory on hand to satisfy both a double-digit percentage increase in catalog sales and significantly higher wholesale sales.

The Company is getting more and more exposure in specialized magazines and it expects to continue getting free publicity due to the quality of its product line and to the fact that the Company is run by the twin Quenemoen sisters. Also, international sales are growing rapidly, especially in Japan, where the Jagged Edge Mountain Gear brand is meeting with excellent demand and has a better distribution network than in prior years.

The Company is targeting break-even cash flow as its near-term operating goal. This goal could conceivably be achieved in the current fiscal year if there is good snow in Colorado and if the Company can avoid excessive discounting of its less popular products. For the foreseeable future, the Company expects to be able to finance its operations from sales and existing financial resources, however contingency plans are being made for private placements of common stock, if needed. No such specific plans are being implemented at this time.

Year 2000
The Company has received representation from Apple Computer, Inc. that all computer hardware is compliant. All Company run software has been certified compliant by the provider. The Company has assessed its state of readiness and views its most reasonably likely worst case scenario to consist of temporary difficulties with customer contact via the Company's e-commerce web site. The Company does not view the risks as substantial enough to merit additional expense. In the event that the Company's worst case scenario does occur, processes will be handled manually.


Item 3: Description of Property

Property leased by Jagged Edge Mountain Gear:

Location                                                               Rent            Lease Exp.
Jagged Edge HQ: 52 Pilot Knob Lane, Telluride CO 81435                $3,600/mo        Nov. 1, 2004
Telluride, CO: 129 W. Colo. Avenue, Telluride, CO 81435               $3,000/mo.       May 15, 2005
Ouray, CO: 612 Main Street, Ouray CO 81427                            $950/mo.         Feb. 28, 2001
Crested Butte, CO: 201 Elk Avenue, Crested Butte CO 81224             $4,193/mo.       June 2, 2015
Breckenridge, CO: 326 Main Street, Breckenridge, CO 80424             $3,705/mo.       Sep. 1, 2000
Mountain Village, CO: 565 Mt. Village Blvd, Mt. Village, CO 81435     $553/mo.         Mar. 1, 2017
Salt Lake City, UT: 13 N. State Street, SLC, UT 84103                 $450/mo.         Oct. 31, 1999

Option to Purchase
Jagged Edge HQ: 52 Pilot Knob Lane, Telluride CO 81435
The Company's lease contains an option to purchase.

Renovation Plans
Telluride, CO: 129 W. Colo. Avenue, Telluride, CO 81435

The Company plans to increase the retail selling area by 400 square feet in November 1999, expected to cost approximately $14,000, which will financed out of working capital.

Competitive Conditions
Jagged Edge Mountain Gear may experience competitive conditions at the expiration of one of its leases. It is possible that renewal may become onerous, however that has not been the experience historically.

Insurance
A comprehensive business insurance policy provides coverage for all Jagged Edge properties up to four million dollars each occurrence.

Jagged Edge Locations: Address, Square Footage, and Annual Rent:

Jagged Edge HQ: 52 Pilot Knob Lane, Telluride CO 81435
Area Square Feet: 5,000
Annual Rent: $43,200

Telluride, CO: 129 W. Colo. Avenue, Telluride, CO 81435
Area Square Feet: 1,838
Annual Rent: $36,000

Ouray, CO: 612 Main Street, Ouray CO 81427
Area Square Feet: 1,000
Annual Rent: $11,400

Crested Butte, CO: 201 Elk Avenue, Crested Butte CO 81224
Area Square Feet: 1,400
Annual Rent: $50,316

Breckenridge, CO: 326 Main Street, Breckenridge, CO 80424
Area Square Feet: 1,100
Annual Rent: $44,460

Mountain Village, CO: 565 Mt. Village Blvd, Mountain Village, CO 81435 Area Square Feet: 689
Annual Rent: $6,636

Salt Lake City, UT: 13 N. State Street, SLC, UT 84103
Area Square Feet: 925
Annual Rent: $5,400

Gross Annual Rental:
The gross annual rental represented by Jagged Edge Mountain Gear leases totals $197,406.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Name and Address                                                   Common Stock
Of Beneficial Owner                                  Number of Shares          Percent of Class
Margaret Quenemoen                                   4,236,000                         31.8%
President / CEO / Director
PO Box 2514
Telluride, CO 81435

Paula Quenemoen                                      2,824,000                          21.2%
Vice President / Director
PO Box 2514
Telluride, CO 81435


Item 5: Directors and Executive Officer, Promoters and Control Persons

Directors and Executive Officers

Margaret Quenemoen, CEO, President, Director, & founder of Jagged Edge Mountain Gear. In 1998, Ms. Quenemoen was a finalist for the Ernst and Young Entrepreneur of the Year Award. Margaret's organizational skills are demonstrated by her competent overseeing all departments and aspects of Jagged Edge Mountain Gear including, design, image, staff management and strategy. She steers and directs Jagged Edge Mountain Gear, devising Company plans and goals. Ms. Quenemoen works closely with bankers, lawyers and other advisors. Previous employment includes an outerwear production management position at Odyssey of America, (a former North Face plant) overseeing 100 plus employees. Margaret graduated from the University of Colorado at Boulder with a BA in Economics. Ms. Quenemoen has served as a director of the Company since its inception. Ms. Quenemoen holds no directorships in any other companies.

Paula Quenemoen, Executive Vice President, Director
Ms. Quenemoen began with Jagged Edge in 1993. Her role encompasses all areas of management, with special emphasis placed on catalog production and design, web site development, wholesale development, trade shows and business strategy. Ms. Quenemoen oversees the image and marketing of the Company. Ms. Quenemoen's business experience includes working as an international offshore buyer in China for Occidental Petroleum. Her fluent Chinese and contacts in China have been utilized in establishing relationships with manufacturers in China and Hong Kong. She graduated from the University of Utah with BA majors in Asian Studies and Political Science, a Minor in Chinese and a Certificate of International Relations. Ms. Quenemoen has served as a director of the Company since its inception. Ms. Quenemoen holds no other directorships in any companies.

Significant Employees
Members of management who make significant contributions to Jagged Edge Mountain Gear include:

a. Kelvin Verity, Financial Controller
Mr. Verity came to Jagged Edge in April 1999 with a strong business and accounting background. Formerly a commercial banker with Norwest Bank in Telluride, Mr. Verity became interested in working with Jagged Edge after working on the Company's banking relationship. His position includes implementing strategic plans, financial analysis, budgeting, forecasting and all other aspects of the Company's finances. In addition, Mr. Verity will be working with production and planning to best manage cash flow. Mr. Verity is also creating systems within Jagged Edge to accommodate future growth.

b. Eric Gilmore: Lead Designer, Production Manager
Mr. Gilmore is Jagged Edge Mountain Gear's lead outerwear and clothing designer. He specs designs, sources materials, oversees production, and is an expert in high tech fabrics. He also acts as liaison between the Asian and domestic clothing factories and the Company. Mr. Gilmore joined the Company from Eastern Mountain Sports, where he was a Product Developer/Designer.

c. Allison Baumhefner, Operations Manager
Ms. Baumhefner came to Jagged Edge in April of 1999 with extensive knowledge in retail systems, marketing and inventory management. Ms. Baumhefner oversees the operations and departments for retail, mail order, inventory and wholesale systems management. Ms. Baumhefner earned a Masters in International management from Thunderbird University and is a key member of Jagged Edge's management team.

d. Jordan Campbell, Marketing and PR Director
Jordan is a dynamic marketing manager, previously with The North Face, Inc. He possesses extensive knowledge and experience in promoting outdoor garments to retailers and the public. Mr. Campbell's skills will accelerate Jagged Edge Mountain Gear growth. Mr. Campbell graduated from the University of Colorado with a degree in marketing and communication.

e. Douglas Ross, National Sales Manager
Mr. Ross was hired to increase wholesale sales for Jagged Edge through growing existing accounts, establishing new accounts and managing a national sales team of independent sales representatives. Mr. Ross will be implementing a long-term strategic sales plan for the Company. He was formerly with Helly Hansen and Vail Resorts, and graduated from the University of Denver with an MBA in marketing and strategic planning.

Family Relationships
Margaret Quenemoen, CEO / President, and Paula Quenemoen, Executive Vice President, are twin sisters and form the whole Board of Directors.

No Director, Executive Officer, Promoter or Control Person of Jagged Edge Mountain Gear has filed bankruptcy, has any convictions in any criminal proceedings, is involved in any criminal proceedings, is the subject of any order, judgment, order or decree involving any type of business, securities or banking activities or violated any federal or state securities commodities law.

Item 6: Executive Compensation

Margaret Quenemoen, President / CEO is paid $15,000 annually for all services performed on behalf the Company. The Company also pays approximately $425 per month for the Company car used by Ms. Quenemoen and approximately $750 per month for Ms. Quenemoen's living and miscellaneous personal expenses. Ms. Quenemoen is committed to the viability and growth of Jagged Edge. Her financial needs are minimal and she chooses to the have the funds stay in the Company at this time. No cash, stock or other compensation plan exists for Ms. Quenemoen.

Paula Quenemoen, Executive Vice-President is paid $24,960 annually for all services performed on behalf the Company. The Company also pays approximately $90 per month for the Company car used by Ms. Quenemoen and approximately $500 per month for Ms. Quenemoen's living and miscellaneous personal expenses. Ms. Quenemoen is committed to the viability and growth of Jagged Edge. Her financial needs are minimal and she chooses to have the funds stay in the Company at this time. No cash, stock or other compensation plan exists for Ms. Quenemoen.

                                    Annual Compensation                Long Term Compensation

                                                                      Restricted       All other
Position                   Year     Salary  Bonus    Other            Stock Award      Compensation
Margaret Quenemoen
President / CEO            1999     $15,000 $0       $14,100           0               $0
                           1998     $7,346  $0       $10,115           0               $0
                           1997     $15,703 $0       $6,740            4,236,000       $0

Paula Quenemoen
Executive VP               1999     $24,960 $0       $7,080            0               $0
                           1998     $24,960 $0       $6,615            0               $0
                           1997     $14,825 $0       $4,480            2,824,000       $0


Item 7: Certain Relationships and Related Transactions

Eileen W. Cotro-Manes, mother of the Quenemoen sisters is a shareholder with ownership listed below:

Eileen W. Cotro-Manes
1899 Wellington Circle
Salt Lake City, Utah 84117
Common stock (Restricted), 300,000 shares

d) Transactions with Promoters:
An Investor Relations Service firm was engaged by Jagged Edge Mountain Gear in 1998: Corporate Relations Group, Inc. (CRG, Inc. d.b.a. Stratcom Media, Inc.) 1947 Lee Road, Winter Park, FL 32789. In May, 1998 CRG was given 750,000 shares of common stock in exchange for $35,000, a service contract for investor relations, public relations, printing and advertising for promotion of Jagged Edge Mountain Gear's stock.

Item 8: Description of Securities

The Company does not have any voting, dividend or preemptive rights provisions.

                                     PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Market Information
The Company's common stock is quoted on the OTC BB under the symbol JEMG.

Quarter                             High             Low
8/1/98-10/31/98*                    1.00             0.08
11/1/98-1/31/99                     0.49             0.09
2/1/99-4/30/99                      0.91             0.3125
5/1/99-7/31/99                      0.75             0.4063

* The OTC began quoting the Company's common stock in July of 1998.

As of July 31, 1999 the Company had approximately 134 holders of record for its common stock.

Dividends
At this time the Company intends to retain all earnings if and when derived, for the use in its business and does not anticipate paying dividends in the near future.

Common Stock:
Each share of common stock is entitled to one vote for each share held of record. All shares of common stock will participate equally in dividends when and if declared by the Board of Directors. The shares of common stock have no preference, conversion, exchange, preemptive or cumulative rights.

Preferred Stock:
As of this date, no preferred shares have been issued.

Common Stock Material Rights
All Common Stock will participate equally in net assets on liquidation.

Item 2: Legal Proceedings

As of November 1999 the following matter has been settled:
The following legal proceeding was pending as of July 31, 1999, in Telluride, Colorado. Jagged Edge Mountain Gear, Inc. a Colorado Corporation; Margaret Quenemoen and Paula Quenemoen, plaintiffs v. Robert Miller, as personally representative of the Estate of M. Jack Duksin, defendant, civil action No.99 CV 65 (Division 1), filed July 1999. Jagged Edge Mountain Gear, Margaret and Paula Quenemoen sought a $100,000 cash recovery of legal fees and damages, 640,000 shares of Jagged Edge Mountain Gear restricted stock and the nullification of the August 11, 1997 agreement between the three parties. In November of 1999, this matter was completely settled for the items listed above.


Item 3: Changes in and Disagreements with Accountants

There are no disagreements between the Company and its auditors.


Item 4: Recent Sales of Unregistered Securities

In 1997, the Company conducted a Limited Offering pursuant to Rule 504 under Regulation D. Net proceeds from the Company's Rule 504 offering were approximately $850,000. In addition, the Company has issued restricted stock in exchange for forgiveness of debt and in private placement and other transactions exempt from the registration requirements of the Securities Act of 1933. The Company has also granted restricted common stock to its officers, directors, employees and consultants pursuant to the Company's Stock Plan.


Item 5: Indemnification of Directors and Officers

The Company's bylaws provide for indemnification of officers, directors, employees and agents to the fullest extent permitted by Colorado law. The Company carries no Directors and Officers (D&O) insurance policy.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS


Independent Auditor's Report

Balance Sheet - July 31, 1999

Statement of Operations - Twelve Months Ended July 30, 1999

Statement of Change in Stockholders Equity - For Year Ended July 31, 1999

Statement of Cash Flows - Twelve Months Ended July 30, 1999

Notes to Financial Statements

Balance Sheet - July 31, 1998 (unaudited)

Statement of Operations - Twelve Months Ended July 31, 1998 (unaudited)

Statement of Cash Flows - Twelve Months Ended July 31, 1998 (unaudited)

Notes to Financial Statements (unaudited)

                                    PART III

                                 EXHIBITS INDEX

Exhibit No.       Description
3.1               Articles of Incorporation, Jagged Edge Mountain Gear, Inc.
3.2               By-Laws, Jagged Edge Mountain Gear, Inc.
10.1              Jagged Edge Mountain Gear, Inc. Stock Plan
27.1              Financial Data Schedule

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Jagged Edge Mountain Gear, Inc.


Dated:   December 10, 1999                By:  /s/ Margaret A. Quenemoen

                                          Margaret A. Quenemoen, President

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditor's Report

Balance Sheet - July 31, 1999

Statement of Operations - Twelve Months Ended
 July 30, 1999

Statement of Change in Stockholders Equity -
 For Year Ended July 31, 1999

Statement of Cash Flows - Twelve Months Ended
 July 30, 1999

Notes to Financial Statements

Jagged Edge Mountain Gear, Inc.


INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Jagged Edge Mountain Gear, Inc. as of July 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jagged Edge Mountain Gear, Inc. as of July 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring losses from operations and a liquidity shortage, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



DALBY, WENDLAND & CO., P.C.
Grand Junction, Colorado

October 16, 1999

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                                  BALANCE SHEET

                                  July 31, 1999

ASSETS
Current Assets
Cash                                                                      $   42,606
Accounts receivable                                                           61,992
     Accounts receivable - settlement                                        100,000
Inventories                                                                  866,558
Prepaid expenses                                                                 525
                                                                         -----------

TOTAL CURRENT ASSETS                                                       1,071,681

Equipment and Leasehold Improvements, at cost, net                           125,618

Other Assets
Deposits                                                                      32,361
                                                                         -----------

TOTAL ASSETS                                                              $1,229,660
                                                                         -----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities                                  $  351,897
Credit cards                                                                  64,980
Short-term debt                                                              106,100
Current portion of long-term debt                                             33,786
                                                                         -----------

TOTAL CURRENT LIABILITIES                                                    556,263

Long-Term Debt, net of current portion                                       162,198
                                                                         -----------

TOTAL LIABILITIES                                                            718,961
                                                                         -----------

Stockholders' Equity
Common stock $.001 par value; 50,000,000 shares authorized,                   13,307
13,306,638 shares issued and outstanding
Common stock subscribed                                                           13
Additional paid-in capital                                                 1,235,388
Retained deficit                                                            (738,009)
                                                                         -----------

Total Stockholders' Equity                                                   510,699
                                                                         -----------

Total Liabilities and Stockholders' Equity                                $1,229,660
                                                                         ===========

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                             STATEMENT OF OPERATIONS

                        For the year ended July 31, 1999


Sales                                    $ 2,206,384
Cost of Goods Sold                         1,406,694
                                         -----------

GROSS PROFIT                                 799,690
Operating Expenses
Selling                                      143,372
General and administrative                 1,123,883
                                         -----------

LOSS FROM OPERATIONS                        (467,565)
Other Income (Expense)
Interest expense                             (21,531)
Other income                                     934
                                         -----------

NET LOSS BEFORE INCOME TAX                  (488,163)
Provision for Income Tax                        --
                                         -----------

NET LOSS                                 $  (488,162)
                                         ===========
LOSS PER SHARE                           $      (.04)
                                         ===========

                                          JAGGED EDGE MOUNTAIN GEAR, INC.

                                   STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                         For the year ended July 31, 1999

                                             Common Stock         Additional                    Total
                        Common Stock          Subscribed           Paid-in        Retained   Stockholders'
                     Shares     Amount      Shares   Amount        Capital        Deficit       Equity
Balance -
July 31, 1998      12,380,000   $12,380          -    $  -        $  972,558    $ (249,847)    $735,091

Net loss                    -         -          -       -                 -      (488,162)    (488,162)

Issuance of stock     926,638       927     13,395      13           262,830             -      263,770
                   ----------   -------     ------     ---        ----------    ----------    ---------
Balance -
July 31, 1999      13,306,638   $13,307     13,395     $13        $1,235,388    $ (738,009)    $510,699
                   ==========   =======     ======     ===        ==========    ==========    =========

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                             STATEMENT OF CASH FLOWS

                        For the year ended July 31, 1999


Cash Flows from Operating Activities

Net loss                                                               $(488,162)
Depreciation and amortization                                             28,015
Common stock issued as compensation                                       20,040
Common stock issued as interest on notes payable                           9,523
Changes in assets and liabilities
Decrease in accounts receivable                                           18,556
Increase in accounts receivable - settlement                            (100,000)
Increase in inventories                                                 (155,729)
Increase in prepaid assets                                                  (525)
Increase in other assets                                                 (17,100)
Increase in accounts payable and accrued liabilities                     245,478
Increase in credit cards                                                  52,006
                                                                       ---------

NET CASH USED BY OPERATING ACTIVITIES                                   (387,898)
                                                                       ---------

Cash Flows from Investing Activities
Purchase of equipment                                                    (80,222)
                                                                       ---------

NET CASH USED BY INVESTING ACTIVITIES                                    (80,222)
                                                                       ---------

Cash Flows from Financing Activities
Proceeds from short-term debt                                            147,518
Principal payments on short-term debt                                    (51,419)
Proceeds from long-term debt                                             224,159
Principal payments on long-term debt                                     (66,443)
Proceeds from issuance of stock                                          209,207
                                                                       ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                463,022
                                                                       ---------

DECREASE IN CASH AND CASH EQUIVALENTS                                     (5,098)
Cash and Cash Equivalents - beginning of year                             47,704
                                                                       ---------

Cash and Cash Equivalents - end of year                                 $ 42,606
                                                                       =========

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                  July 31, 1999


NOTE 1 -          ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Jagged Edge Mountain Gear, Inc. (the Company), incorporated July 27, 1997, under the laws of the State of Colorado, is engaged in the design and sale of outdoor garments. Sales are made through five Company operated retail stores located in resort communities of Colorado, catalogue, internet, and other retail vendors.

Following is a summary of significant accounting policies:

Inventories
Inventories are valued at the lower of cost (first-in, first-out) or market.

Equipment and Leasehold Improvements
Equipment and leasehold improvements are stated at cost. Equipment is depreciated using the straight-line method over the estimated economic life. Leasehold improvements are amortized over the lesser of the lease term or the economic life of the improvements using the straight-line method.

Income Taxes
The Company accounts for income taxes using an asset and liability approach for financial accounting and reporting for income taxes. Under this method, deferred tax assets and liabilities are recognized on temporary differences between the financial statements and tax bases of assets and liabilities using applicable enacted tax rates.

Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less, as well as demand deposits, to be cash equivalents.

Business and Credit Concentrations
The Company's customers are not concentrated in any specific geographic region. No single customer accounted for a significant amount of the Company's sales and there were no significant accounts receivable from a single customer. The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become uncollectible, they are charged to operations when that determination is made.

Research and Development
All research and development costs are expensed when incurred.

Advertising Expenses
The Company expenses all advertising costs as incurred. Advertising charged to expense for the year ended July 31, 1999 was $19,758.

Earnings Per Share
In accordance with SFAS No. 128, earnings (loss) per share is computed based on the weighted average number of common shares outstanding during the reporting period.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income
The Company has no comprehensive income, therefore no statement of comprehensive income is included with these financial statements.

NOTE 2 -          INVENTORIES

Raw materials                                                    $ 130,829
Finished goods                                                     735,729
                                                                 ---------
                                                                 $ 866,558
                                                                 ---------

NOTE 3 -          EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Leasehold improvements                                           $  86,982
Office fixtures and equipment                                       56,682
Auto                                                                24,400
                                                                 ---------

                                                                   168,064
Accumulated depreciation                                           (42,446)
                                                                 ---------

                                                                 $ 125,618
                                                                 =========

Depreciation expense for the year ended July 31, 1999 was $28,015.

NOTE 4 -          DEBT

Short term debt
Note payable to bank, interest at 10%, matures September 26, 1999.
Collateralized by accounts receivable, inventory, equipment, and personal
guarantee of President and Vice-President                                              $100,000
Note payable, interest 8.50%, matures November 25, 1999.  Collateralized by
inventory and equipment.                                                                  6,100
                                                                                       --------
TOTAL SHORT TERM                                                                       $106,100
                                                                                       ========

Long term debt
Notes payable:
Note payable, monthly payments of $221, interest at 11.75%, matures
November 15, 2000.  Collateralized by accounts receivable, inventory,
equipment, and personal guarantee of President and Vice-President.                    $   3,524
Note payable, interest at 9.38%, matures October 13, 1999.  Collateralized
by equipment.                                                                             3,500
                                                                                       --------
TOTAL NOTES PAYABLE                                                                       7,024
                                                                                       --------

Stockholder debt:
Note to stockholder, interest at 8.00%, matures March 31, 2002.  Unsecured.               5,000

Note to stockholder, interest at 8.00%, matures March 31, 2002.  Unsecured.              10,000

Note to stockholder, interest at 8.00%, matures April 1, 2003.  Unsecured.               15,000

Note to stockholder, interest at 10.50%, matures March 31, 2003.
Unsecured. (1)                                                                          125,271
                                                                                       --------
TOTAL STOCKHOLDER DEBT                                                                  155,271
                                                                                       --------

Related party debt:
Note payable to bank, assigned to the Company by officer, monthly payments of $340, interest at 9.47%, matures February 22, 2002. Collateralized by
truck. (2)                                                                                9,368
Note payable to bank, assigned to the Company by officer, interest at 8.50%,
matures November 24, 1999.  Collateralized by accounts with lender. (2)                  11,735
Note to related party.  Unsecured.                                                        2,586

Note to related party, interest at 8.00%.  Unsecured.                                    10,000
                                                                                       --------
TOTAL RELATED PARTY DEBT                                                                 33,689
                                                                                       --------
TOTAL LONG TERM DEBT                                                                    195,984
Less current portion                                                                    (33,786)
                                                                                       --------
Long term portion                                                                      $162,198
                                                                                       ========

The terms of this note include issuance of 1,500 shares of the Company's common stock to the payee for each thirty days the note is outstanding. As of July 31, 1999, the Company has recorded this obligation as common stock subscribed, additional paid-in-capital and interest expense based on the estimated fair value of the common stock and the number of days the note was outstanding during the year ended July 31, 1999. The note is secured by a life insurance policy on the President of the Company.

These notes were made individually in the name of the President of the Company. The Company has assumed the responsibility for these obligations.

Annual maturity requirements for notes payable and long-term debt for the years ending July 31 are as follows:

2000                                                                    $33,786
2001                                                                      4,620
2002                                                                     17,306
2003                                                                    140,272
                                                                      ---------

                                                                       $195,984
                                                                      =========

Based on the borrowing rates currently available to the Corporation for bank loans with similar terms and average maturities, the fair value of long-term debt is approximately $135,000.

NOTE 5 -          OPERATING LEASES

The Company leases all of its retail stores, warehouse and office space. The total rental expense for the year ended July 31, 1999 was $197,406. The following summarizes the future minimum lease payments under all lease commitments:

2000                                                                  $198,867
2001                                                                  $200,122
2002                                                                  $158,467
2003                                                                  $163,521

The Company has the option to purchase the warehouse being leased in Telluride for $455,000, which expires June 1, 2000.


NOTE 6 -          TRADEMARK

The Company uses a distinctive trademark including the words "Jagged Edge" on all of its products. The trademark "Jagged Edge" is owned by an individual, unrelated to the Company, who has licensed the trademark to Jagged Edge Mountain Gear, Inc. under a royalty agreement. No ownership rights are created by this agreement for the licensee. The agreement is perpetual as long as the licensee remains in business and does not breech the terms of the agreement. Royalties are payable quarterly. The royalty amount is based on sales of "Licensed Products". Annual sales volumes less than $2 million require a quarterly payment of $500. Annual sales volumes greater than $2 million cause the royalty to increase to $1,000 per quarter. For the year ended July 31, 1999, $2000 was paid under this agreement.

NOTE 7 -          SETTLEMENT

On October 15, 1999, the Company received a favorable settlement related to a dispute over the terms of an agreement with former legal counsel. The terms of the settlement included a monetary award of $100,000 as reimbursement for Company expenses resulting from the agreement and a return of 640,000 shares of common stock.

The settlement was recorded as a receivable and a reduction of expense as of July 31, 1999. The shares of common stock were still outstanding at July 31, 1999.


NOTE 8 -          COMMITMENTS AND CONTINGENCIES

Year 2000 Compliance
The Company relies on computers for the daily conduct of its business and for general data processing. Significant national attention is directed at possible problems that may occur with computer programs and data processing systems when they start utilizing the year 2000 data fields.

The Company has considered information systems and other date sensitive equipment and services and believe they have taken necessary steps to minimize internal risks associated with the year 2000.


NOTE 9 -          PROVISION FOR INCOME TAX

At July 31, 1999, the Company had a deferred tax asset of approximately $287,000 resulting from net operating loss carryforwards. There are no other temporary differences between financial reporting and federal and state income tax purposes. A valuation allowance of $287,000 has been established as of July 31, 1999. Net operating loss carryforwards begin to expire in 2013.


NOTE 10 -         FUTURE PLANS

The Company has incurred significant losses in the last two years and this, coupled with a shortage of liquidity, raises substantial doubt about its ability to continue as a going concern. These conditions are the result of management's decision to increase both staff and inventory to accommodate expected future sales and price discounting in the industry. Also, poor snow conditions in the resort areas where the Company operates retail stores contributed to less than expected sales volumes during the year ended July 31, 1999. The Company is planning for increased future sales volume by hiring a national sales manager, increasing the distribution of their merchandise catalog, substantially increasing the number of wholesale accounts, improving the web site exposure to attract more online shoppers and opening additional Company owned stores. Management expects to improve the gross margin by increasing sales prices, reducing production costs and controlling discounting. The success of these plans will directly affect the Company's ability to meet its short-term obligations, allow continued growth and achieve profitable operations.

                          INDEX TO FINANCIAL STATEMENTS

                         Jagged Edge Mountain Gear, Inc.


Balance Sheet - July 31, 1998 (unaudited)

Statement of Operations - Twelve Months Ended
 July 31, 1998 (unaudited)

Statement of Cash Flows - Twelve Months Ended
July 31, 1998 (unaudited)

Notes to Financial Statements (unaudited)

                       JAGGED EDGE MOUNTAIN GEAR, INC.

                          BALANCE SHEET (unaudited)

                                July 31, 1998

ASSETS
Current Assets
Cash                                                                           $ 47,704
Accounts receivable                                                              42,049
     Accounts receivable - stock sales                                           38,500
Inventories                                                                     710,828
                                                                              ---------

TOTAL CURRENT ASSETS                                                            839,081

Equipment and Leasehold Improvements, at cost, net                               70,825
                                                                              ---------

Other Assets
Deposits                                                                         15,261
                                                                              ---------

TOTAL ASSETS                                                                   $925,167
                                                                              =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities                                       $ 71,106
Credit cards                                                                     12,974
Short-term debt                                                                  18,499
                                                                              ---------

TOTAL CURRENT LIABILITIES                                                       102,579

Long Term Debt, net of current portion                                           70,682
                                                                              ---------

TOTAL LIABILITIES                                                               173,261
                                                                              ---------

Stockholders' Equity
Common stock $.001 par value; 50,000,000 shares authorized,
12,379,638 shares issued and outstanding                                         12,380
MQ Draws                                                                        (19,554)
PQ Draws                                                                        (19,554)

Current Earnings                                                               (197,425)
                                                                              ---------

Total Stockholders' Equity                                                      751,906
                                                                              ---------

Total Liabilities and Stockholders' Equity                                     $925,167
                                                                              =========

                        JAGGED EDGE MOUNTAIN GEAR, INC.

                      STATEMENT OF OPERATIONS (unaudited)

                       For the year ended July 31, 1998


Sales                                         $ 1,301,278
Cost of Goods Sold                                603,504
                                              -----------

GROSS PROFIT                                      697,773
Operating Expenses
Selling                                           194,854
General and administrative                        699,020
                                              -----------

LOSS FROM OPERATIONS                             (196,101)
Other Income (Expense)
Interest expense                                   (2,292)
Other income                                          968
                                              -----------

NET LOSS BEFORE INCOME TAX                        (197425)
Provision for Income Tax                             --
                                              -----------

NET LOSS                                      $  (197,425)
                                              ===========

                       JAGGED EDGE MOUNTAIN GEAR, INC.

                     STATEMENT OF CASH FLOWS (unaudited)

                      For the year ended July 31, 1998


Cash Flows from Operating Activities
Net loss                                                               $(236,532)
Depreciation and amortization                                             14,431
Common stock issued as compensation                                       18,547
Common stock issued as interest on notes payable                          47,693
Changes in assets and liabilities
Increase in accounts receivable                                          (64,403)

Increase in inventories                                                 (407,377)
Increase in checks in excess of balance                                   13,402
Increase in other assets                                                  (7,486)
Decrease in accounts payable and accrued liabilities                     (41,167)
Decrease in credit cards                                                 (55,585)
                                                                       ---------

NET CASH USED BY OPERATING ACTIVITIES                                   (718,477)
                                                                       ---------


Cash Flows from Investing Activities
Purchase of equipment                                                    (49,356)
                                                                       ---------

NET CASH USED BY INVESTING ACTIVITIES                                    (49,356)
                                                                       ---------

Cash Flows from Financing Activities

Decrease in short-term debt                                              (45,608)

Decrease in long-term debt                                              (118,711)
Proceeds from issuance of stock                                          939,400
                                                                       ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                775,081
                                                                       ---------

INCREASE IN CASH AND CASH EQUIVALENTS                                      7,248
Cash and Cash Equivalents - beginning of year                             40,456
                                                                       ---------

Cash and Cash Equivalents - end of year                                 $ 47,704
                                                                       =========

Supplemental disclosure of cash flow information:

During the period ended July 31, 1998, the holders of convertible notes payable totaling $80,000 elected to convert the notes into 412,642 shares of restricted stock in accordance with the conversion option.

During the period ended July 31, 1998, 164,000 shares of restricted stock at a market valued of $18,547 were issued to employees as compensation.

                         JAGGED EDGE MOUNTAIN GEAR, INC.

                    NOTES TO FINANCIAL STATEMENTS (unaudited)

                        For the year ended July 31, 1998


1.       Management's Representation:
The management of Jagged Edge Mountain Gear, Inc. (JEMG) without audit has prepared the attached financial statements. Certain information and note disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been omitted. In opinion of the management of the JEMG, all adjustments considered necessary for fair presentation of financial statements have been included and were of a normal recurring nature, and the attached financial statements present fairly the financial position for the period ended on July 31, 1998 of JEMG.

It is suggested that these financial statements be read in conjunction with the JEMG audited financial statements for the period ended July 31, 1999, included in this form 10SB.

2.       Rule 504 Offering
On July 6, 1998, JEMG completed a private placement of 1,714,000 shares of common stock under Rule 504 of Regulation D under the Securities Act of 1933

3.       Change of Accounting Period:
During the period ended July 31, 1998, the accounting period was changed from ending December 31 to ending July 31.

                                                  EXHIBITS INDEX

Item 1.  Index to Exhibits

Exhibit No.       Description
3.1               Articles of Incorporation, Jagged Edge Mountain Gear, Inc.
3.2               By-Laws, Jagged Edge Mountain Gear, Inc.
10.1              Jagged Edge Mountain Gear, Inc. Stock Plan
27.1              Financial Data Schedule